SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
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Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File No.  000-51604
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ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________________.

Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under cover of Form 6-K:

(1)  Press announcement dated May 19, 2010, relating to the Registrant’s Annual General Meeting Results

(2)  Amended and Restated Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD.

By:	/S/ Patricia Chou
Name: Patricia Chou
Title: Chief Financial Officer

Dated:  May 20, 2010

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Press announcement dated May 19, 2010, relating to the Registrant’s Annual General Meeting Results
Exhibit 99.2	Amended and Restated Articles of Association